PRESS RELEASE
CZN-TSX CZICF-OTCBB	FOR IMMEDIATE RELEASE November 14, 2007

CANADIAN ZINC REPORTS THIRD QUARTER 2007 RESULTS
PHASE 2 UNDERGROUND DRILLING COMMENCES
$7.5 MILLION BUDGET APPROVED FOR 2008

Vancouver, British Columbia, November 14, 2007 - Canadian Zinc Corporation (TSX: CZN; OTCBB: CZICF) (the “Company” or “Canadian Zinc”) announces its financial results for the quarter ended September 30, 2007.  This press release should be read in conjunction with the unaudited financial statements and notes thereto for the three and nine months ended September 30, 2007, and management’s discussion & analysis (“MD&A”) for the quarter ended September 30, 2007 available on SEDAR at www.sedar.com.

The Company reported a net loss for the third quarter of $770 compared to a loss of $38,749 in the third quarter of 2006.  For the nine months ended September 30, 2007 the Company reported a loss of $236,646 compared to a loss of $520,041 in the equivalent period in 2006.

During the nine months to September 30, 2007 the Company invested approximately $8.9 million in exploration and development on the Prairie Creek property.  During the quarter ended September 30, 2007, the Company completed a private placement of 11,765,000 units at a price of $0.85 per unit for total gross proceeds of $10,000,250. As at September 30, 2007 Canadian Zinc had cash, cash equivalents and short term investments of approximately $32 million placing the Company in a strong financial position to further continue with planned activities at the Prairie Creek Mine.

Technical Report Completed – Measured and Indicated Resources Confirmed

The Company’s principal focus is its efforts to advance the Prairie Creek project towards production. In 2006 the Company  drove a new internal decline about 400 metres long which enabled the initiation of a major underground exploration and infill drilling program that continued in the first nine months of 2007.  Underground drilling was carried out from drill stations at 50 metre intervals along the new internal decline. Phase 1 of the drilling program was completed in early June 2007 and consisted of 41 drill holes, of which 40 intersected mineralization, totaling 8,217 metres of drilling from six underground drill stations.

The results of the Phase 1 drilling program were incorporated into a Technical Report (the “Report”) dated October 12, 2007, prepared by MineFill Services Inc. (Dr. David Stone and Stephen Godden – Qualified Independent Persons), which was prepared in accordance with the standards in National Instrument 43-101. This Report verifies and confirms the previous historical resource estimate completed by MRDI in 1998 and, with the inclusion of the results of the first phase of the 2006/2007 underground drilling program, notes significant upgrades in resource categories.

The Report indicates that the Prairie Creek Property hosts total Measured and Indicated Resources of 5,840,329 tonnes grading 9.90% lead, 10.71% zinc, 161.12 grams silver per tonne and 0.326% copper.

Highlights of the Report include:

•	Total Measured and Indicated Resource calculated at 5.8 million tones at>20% combined lead and zinc;
•	Measured Resources in Vein tonnage increase 73% at 25% combined lead and zinc with 212 grams per tonne silver;
•	Indicated Resources in Vein tonnage increase 105% at 24% combined lead and zinc with 212 grams per tonne silver;
•	Inferred Resource in Vein calculated at 5.5 million tonnes at 25% combined lead and silver with 216 grams per tonne silver;
•	Average increase of 10% in silver grades; and
•	Confirmation of grade and continuity in a NI 43-101 compliant resource report.

The total Measured and Indicated Resource is now capable of supporting a mine life in excess of ten years at the planned 1,000 – 1,500 tonnes per day production rate. In addition, there remains a large Inferred Resource of 5,541,576 tonnes grading 11.43% lead, 13.53% zinc, 215 grams per tonne silver and 0.514% copper and additional exploration potential.

The Report has been filed on SEDAR and may be viewed under the Company’s profile at www.sedar.com, or on the Company’s website at www.canadianzinc.com. A summary of the Report is also presented in the Company’s press release dated October 9, 2007.

Phase 2 of Underground Drilling Underway

Phase 2 of the underground program commenced in August 2007 with the completion of a further 200 metre extension of the decline to create additional drill stations. The underground drilling program from the new drill stations commenced in late September 2007, with six holes totaling 1,347 metres of coring being completed to date. Drilling is currently anticipated to continue to late November / early December 2007.

Surface Exploration Program

Between July and early September 2007 the Company carried out a surface helicopter supported diamond drill exploration program totaling 1,671 metres of core in 12 holes. This reconnaissance drilling program was targeted in the Gate Claims, located about 5 kilometres west of the Prairie Creek minesite, and in Zones 8, 9 and 11 located on the same Prairie Creek geological structure as the minesite but located 5 - 10 kilometres south of the minesite. The results from this program are still being compiled but no significant mineral intersections were encountered.

Nahanni Park Expansion - Government Policy Clarified

In August 2007 the Prime Minister of Canada visited Fort Simpson to announce the proposed expansion of Nahanni National Park Reserve.  The Prime Minister announced that the Government of Canada had approved an Order in Council (PC-2007-1202 July 31, 2007), withdrawing certain lands for the proposed park expansion.  The area surrounding the Prairie Creek mine containing approximately 367 square kilometres is not included in the interim land withdrawal area and, as specified in Schedule 2 to the Order, is specifically excluded and exempted.  Canadian Zinc has been assured by the Government of Canada and by Parks Canada that the final boundaries of the expanded park will not include the site of or the access road to the Prairie Creek mine and that in the proposed expansion of the Nahanni National Park Reserve the existing mining and access rights of Canadian Zinc to the Prairie Creek mine will be respected and protected.

Canadian Zinc welcomed the Government’s announcement and anticipates that the exclusion of the Prairie Creek mine from the proposed park expansion area will bring clarity to the different policy objectives for the region. Canadian Zinc believes that the Prairie Creek mine and the expanded Nahanni National Park Reserve can co-exist and that, properly planned and managed, the expanded park will not interfere with the operation of the Prairie Creek mine and similarly that the operation of the mine will not adversely impact  upon the Park or its ecological integrity.

In October 2007 the Nahanni Expansion Working Group undertook a series of open houses throughout the DehCho communities to present proposals for developing boundary options for an expanded park. In a document dated October 2007 entitled “Expansion of Nahanni National Park Reserve: Boundary Options for Public Consultation” Parks Canada proposed three options all of which included protecting all existing third party rights and tenures.  In addition, all three options include the understanding that access to the Prairie Creek Minesite will be provided and will require a right of way or corridor across or through an expanded park.

Permitting

Continued efforts have been made on permitting at Prairie Creek during the nine months ended September 30, 2007.  On April 10, 2007, the Mackenzie Valley Land and Water Board issued Land Use Permit MV2003F0028 to operate a winter road from the Prairie Creek mine site to the Liard Highway. The permit is valid for a period of five years to April 10, 2012. In June, 2007, the Company applied to the Mackenzie Valley Land and Water Board for a Class B water licence (MV2007L8-0026) needed to rehabilitate a portion of the road in the proximity of the mine site, applied for a quarrying permit and sought authorization from the Department of Fisheries and Oceans to carry out the necessary work. These applications are pending.

Budget of $7.5 Million Approved For 2008

A preliminary budget of $7.5 million has been approved for the Prairie Creek project for 2008. Planned programs will include exploration drilling, ongoing permitting activities, a new economic study along with further engineering and rehabilitation work on the road to the mine site.

The main focus will be to continue permitting activities in order to advance the project towards commercial production. Community open houses and public meetings have been taking place in the Dehcho territories to provide information and to seek feedback and advice relating to the reopening of the Prairie Creek mine.  The Company plans to apply for the Land Use Permit and Water Licence for the commercial operation of the Prairie Creek Mine once community information sessions and consultations are completed such that the project description report can be finalized for the application submittal.

Alan Taylor, P.Geo., Chief Operating Officer & Vice President Exploration and a Director of Canadian Zinc Corporation, is responsible for the Company’s exploration program, and is a Qualified Person for the purposes of National Instrument 43-101 and has approved this press release.

Cautionary Statement - Forward Looking Information

This press release contains certain forward-looking information.  This forward looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the issue of permits,  the size and quality of the company’s mineral resources, future trends for the company, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, the outcome of legal proceedings and the financial results of the company. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company does not currently hold a permit for the operation of the Prairie Creek Mine.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves.  There is no certainty that mineral resources will be converted into mineral reserves.

For further information contact:

John F. Kearney	Alan B. Taylor
Chairman	VP Exploration & Chief Operating Officer
(416) 362- 6686	(604) 688- 2001
Suite 1002 – 111 Richmond Street West Toronto, ON M5H 2G4 Tel: (416) 362-6686 Fax: (416) 368-5344	Suite 1710-650 West Georgia Street, Vancouver, BC V6B 4N9 Tel: (604) 688-2001 Fax: (604) 688-2043 Tollfree:1-866-688-2001
E-mail: invest@canadianzinc.com      Website:  www.canadianzinc.com